                                                                     Exhibit 4.3

                AMENDMENT TO THE PHILADELPHIA INSURANCE COMPANIES
                          EMPLOYEE STOCK PURCHASE PLAN

                                  APRIL 5, 2000

         WHEREAS, the Board of Directors (the "Board") of Philadelphia Consolidated Holding Corp., a Pennsylvania corporation (the "Company") has determined to amend certain provisions of the Philadelphia Insurance Companies Employee Stock Purchase Plan (the "Plan") in order to increase the number of shares available for purchase under the Plan; and

         WHEREAS, the Board is authorized to amend the Plan, at its discretion, from time to time pursuant to Section 18 of the Plan.

NOW, THEREFORE, the Plan is hereby amended as follows:

         1. Section 9 of the Plan is hereby amended to read, in its entirety as follows:

                  "9.      Shares Subject to Plan. The aggregate maximum number
         of Shares that may be issued pursuant to the Plan is one million (1,000,000), subject to adjustment as provided in Section 17 of the Plan. The Shares delivered pursuant to the Plan may, at the option of the Company, be Shares purchased specifically for purposes of the Plan, shares otherwise held in treasury or Shares originally issued by the Company for such purpose."

         2. In all other respects, the Plan is hereby ratified and confirmed.